For period ending October 31, 2000
Exhibit No. 77 D

File number 81106821



During the semiannual reporting period, the LIR Government
Securities Funds investment policies were changed to permit this fund to invest via repurchase agreements.






Exhibit No. 77 Q1

As noted in response to item 77(D), during the semiannual reporting period, LIR Government Securities Funds investment policies were changed to permit this fund to invest via repurchase agreements.